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                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

Between December 31, 2007 and June 30, 2008, the percentage of shares of the Polaris Global Value Fund (the "Fund") owned by National Financial Services Corp. ("NFS") decreased from 25.23% to 21.79% and thus NFS no longer controlled the Fund. This change is primarily due to the net result of shareholder activity that lowered the number of shares in the Fund.